**Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition for**

# P & M CORPORATE FINANCE, LLC

**December 31, 2021**

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-66239 |

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                       MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: P & M Corporate Finance, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Two Towne Square, Suite 425
(No. and Street)

| Southfield | MI | 48076-3769 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Daniel J. Trotta | 248-603-5374 | Dan.Trotta@plantemoran.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman Rossin & Co.
(Name – if individual, state last, first, and middle name)

| 3310 Mary Street, Suite 501 | Miami | FL | 33133 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/2003 | 137 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Matthew G. Jamison _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of P & M Corporate Finance, LLC _____, as of December 31 _____, 2 021 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



VIVIENNE JANE MCCRACKEN
Notary Public - State of Michigan
County of Oakland
My Commission Expires Jan 10, 2029
Acting in the County of **oakland**

Vivienne Jane McCracken
Notary Public

Signature: _____

Title: _____
Managing Director

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**P & M Corporate Finance, LLC**

# Contents

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of P&M Corporate Finance, LLC

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of P&M Corporate Finance, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of P&M Corporate Finance, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of P&M Corporate Finance, LLC 's management. Our responsibility is to express an opinion on P&M Corporate Finance, LLC 's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to P&M Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Kaufman, Rossin & Co., P.A.

We have served as P&M Corporate Finance, LLC's auditor since 2016.

Miami, Florida
March 21, 2022

# P & M Corporate Finance, LLC

## Statement of Financial Condition

**December 31, 2021**

### Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 12,978,682 |
| Restricted cash | | 3,000 |
| Accounts receivable | | 57,000 |
| Deferred contract costs | | 565,000 |
| Property and equipment - net | | 98,925 |
| Other assets | | 307,511 |
| Right of use assets | | 664,104 |
| Due from related parties | | 25,445 |
| **Total assets** | **$** | **14,699,667** |

### Liabilities and Members' Equity

**Liabilities**

| | | |
|---|---|---:|
| Accrued payroll and other liabilities | $ | 4,412,616 |
| Deferred revenue | | 565,000 |
| Lease liabilities | | 751,173 |
| Due to related party | | 154 |
| **Total liabilities** | | 5,728,943 |
| **Members' Equity** | | 8,970,724 |
| Total liabilities and members' equity | $ | 14,699,667 |

## Note 1 - Organization

P & M Corporate Finance, LLC (the Company or PMCF) is a broker-dealer registered with the Securities and Exchange Commission (SEC) in forty-six states and two territories, including Michigan, Colorado, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in investment banking for the middle market.

The Company is a limited liability company that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

## Note 2 - Significant Accounting Policies

### Nature of Business

The Company is engaged in various brokerage activities, which comprise several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

### Revenue Recognition

The Company is involved in various investment banking activities that fall into two broad categories for revenue recognition purposes. These activities are Contingent Fee Investment Banking Services and Consulting Fee Based Services.

For Contingent Fee Investment Banking Services, the Company has a single performance obligation upon its agreement with the client to render investment banking services with the goal of assisting the client in consummating a sale, acquisition, or financing transaction. Because the Company does not transfer control of this service over time and does not meet the criteria to recognize revenue over time, revenue is recognized at a point in time, which is the date the transaction closes or when the engagement is terminated or is not consummated.

For Consulting Fee Based Services, the Company has a single performance obligation to the client to provide a unique deliverable. The criterion for over time revenue recognition are not met because should the engagement be terminated, another service provider would need to reperform the work the Company has completed. Therefore, revenue is recognized at a point in time when the Company has fulfilled its obligations to the client, which occurs upon completion of the unique deliverable.

### Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

### Restricted Cash

The Company has $3,000 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

## Note 2 - Significant Accounting Policies (Continued)

### *Concentration of Credit Risk*

Given the nature of the Company's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, the Company's revenue stream does not rely on any one customer or group of customers.

Three customers comprised 100% of the accounts receivable balance at December 31, 2021.

### *Accounts Receivable and Credit Policies*

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days from the invoice date. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. Management considers all accounts receivable collectible and, therefore, an allowance for doubtful accounts has not been recorded at December 31, 2021.

### *Deferred Contract Costs and Deferred Revenue*

Deferred contract costs relate to capitalized labor and other costs to fulfill contracts under in-process engagements with customers. These costs include amounts that fulfill the Company's expected obligations under a client contract, and do not include any amounts incurred to obtain the contract. Costs have been deferred only to the extent of nonrefundable contract retainers and expense reimbursements, which are reported as deferred revenue, since recovery in excess of these amounts would be contingent upon the transaction closing.

### *Property and Equipment*

Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

### *Leases*

The Company's leases for office space are classified as operating leases. A lease liability and corresponding right of use (ROU) asset are recognized based on the present value of the minimum lease payments. Lease cost for lease payments is recorded on a straight-line basis over the lease term. The Company also has short-term leases with related parties that have lease terms of 12 months or less and do not include automatic renewal options. ROU assets and lease liabilities are not recognized for these leases and lease cost is recognized on a straight-line basis over the lease term. Refer to Note 7 and Note 11 for additional information.

## Note 2 - Significant Accounting Policies (Continued)

### *Income Taxes*

The Company is a Michigan Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the "Assessment") for tax years beginning after December 31, 2017, rather than the partners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current partners' pro-rata at the time the Assessment is levied absent claw-back provisions to any former partners or other special allocation provisions within the entity's governing documents.

### *Accounting Estimates*

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

## Note 3 - Revenue Recognition

Contingent Fee Investment Banking Services consists of investment banking services with the goal of assisting the client in consummating a transaction. The transaction fee for Contingent Investment Banking Services generally consists of nonrefundable retainers, a contingent transaction fee, and expense reimbursements. The nonrefundable retainers and expense reimbursements are collected at the beginning and throughout the contract term, whereas, the contingent transaction fee is collected only upon the close of a transaction. Contract costs, which consist of labor (base salary, fringes, and bonus) and out-of-pocket expenses, are deferred to the extent of nonrefundable retainers and expense reimbursements, which are reported as deferred revenue.

Because there is a single performance obligation, all revenue, including the nonrefundable retainers, transaction fee and expense reimbursements are recognized as revenue at the date the transaction closes. Should the engagement be terminated, or should a transaction not be consummated, the nonrefundable retainers and expense reimbursements are recognized as revenue at the termination of the Company's services. Deferred contract costs are amortized when the transaction closes or the engagement is terminated. Given the inherent uncertainty in evaluating whether Contingent Investment Banking Service transactions will close and the related fees that will be generated, it is not possible to estimate the amount of transaction fees that will be earned in 2022 for in-process contracts at December 31, 2021.

Consulting Fee Based Services consist of an agreement with the client to provide a unique deliverable. The consulting fee consists of a single fixed fee and the reimbursement of out-of-pocket expenses. Invoices are sent to customers periodically during the course of the contract, including expense reimbursements. Revenue is recognized at a point in time when the Company has fulfilled its obligations to the client, which occurs upon completion of the unique deliverable. No allocation of the consulting fee is necessary because there is only a single performance obligation. The Company had no Consulting Fee Based Service engagements in progress as of December 31, 2021.

## Note 3 - Revenue Recognition (Continued)

The amounts of accounts receivable, deferred contract costs and deferred revenue as of January 1, 2021 and December 31, 2021 are as follows:

|  | January 1, 2021 | December 31, 2021 |
|---|---|---|
| Accounts Receivable | $ 30,373 | $ 57,000 |
| Deferred Contract Costs | 295,374 | 565,000 |
| Deferred Revenue | 295,374 | 565,000 |

The increase in the deferred contract costs and deferred revenue during 2021 is due to the increase in the number of in-process contracts at December 31, 2021 when compared with January 1, 2021.

## Note 4 - Property and Equipment

Property and equipment are summarized as follows:

|  | Amount | Depreciable Life - Years |
|---|---|---|
| Leasehold improvements | $ 122,160 | 5 |
| Furniture and fixtures | 194,254 | 5-7 |
| Computer equipment | 38,212 | 5 |
| Total cost | 354,626 | |
| Accumulated depreciation | 255,701 | |
| Net property and equipment | $ 98,925 | |

## Note 5 - Long-term Debt

On April 30, 2020, the Company received loan proceeds in the amount of $676,145 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") and administered by the Small Business Administration ("SBA"), provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses. The loans and accrued interest were forgivable after a covered period of up to 24 weeks as long as the borrower used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintained its payroll levels. The amount of loan forgiveness would be reduced if the borrower terminated employees or reduced salaries during the covered period.

The PPP loan agreement specified that any unforgiven portion be payable over two years at an interest rate of 1%, with an original deferral of payments allowed for the first six months. Following the issuance of the Paycheck Program Flexibility Act of 2020 ("Flexibility Act"), which was signed into law in June 2020, borrowers under PPP loans were required to begin repaying any amounts not forgiven at the later of (a) 10 months following the borrower's covered period, or (b) when the SBA remitted any amounts forgiven to the lender. The loan could be repaid at any time with no prepayment penalty. Based on payment deferral provided for in the Flexibility Act, any portion of the Company's PPP loan not forgiven would require payments of principal and interest beginning in August 2021, with a final maturity date of April 2022.

Any request for forgiveness would be subject to review and approval by the lender and the SBA, including review of staffing and salary levels. The Company submitted a request for forgiveness to the SBA and received forgiveness of the full loan amount of $676,145 and accrued interest of $6,706 on April 27, 2021.

## Note 6 - Members' Equity

The authorized units of capital total 100,600, with 100,000 units designated Class A units and 600 units designated as Class B units all of which are issued and outstanding. The Class A units have full voting and distribution rights, whereas the Class B units are non-voting and do not share in distributions of the Company. The Class B units have a preference in the event of a liquidation of the Company. In the event of liquidation, the holder of the Class B units will be entitled to a distribution equal to $1,000 per Class B unit plus interest prior to any liquidating distribution to the Class A unit holders.

## Note 7 - Related Party Transactions

The Company entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly-owned subsidiary of P&M Holding Group, LLP (PMHG), which is a minority member of the Company, whereby PM, PLLC provides general business management, administrative functions, financial management, and support services. In addition, certain staff-related expenses and other expenses were paid by PM, PLLC on the Company's behalf. The expenses are reimbursed by the Company on a monthly basis. Provisions of the Agreement relating to non-facility services remained in effect through December 31, 2021 and are being carried forward on a month-to-month basis. The Agreement is expected to be renewed through December 31, 2022.

Effective January 1, 2021, the Company entered into an intercompany lease agreement with PM, PLLC, which covers the use of facilities at one of the Company's locations. This is a short-term lease agreement that does not include automatic or other renewal options. PM, PLLC charges the Company a facility allocation based on its pro-rata share of the costs.

## Note 7 - Related Party Transactions (Continued)

At December 31, 2021, due to related party consisted of amounts due to PM, PLLC related to services under the Agreement.

The Company also has an Overhead Agreement to provide various consulting and accounting support services to Riverside Advisors, LLC (Riverside), an entity affiliated by common ownership. The Company charges Riverside a monthly fee for these administrative services. Effective January 1, 2021, the Company entered into an intercompany lease agreement with Riverside for the space that the Company provides in one of its offices. This is a short-term lease agreement that does not include automatic or other renewal options. The Company charges Riverside a facility allocation based on its pro-rata share of the costs. The services and charges to Riverside will be revisited annually.

At December 31, 2021, due from related party consisted of amounts due to the Company from Riverside under the agreements.

## Note 8 - Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $7,913,843, which was $7,613,854 in excess of its required net capital of $299,989.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2021, the ratio was 0.57 to 1.

## Note 9 - Exemption From Rule 15c3-3

The Company does not claim an exemption from the requirements of Rule 15c3-3 under Paragraph (k). Instead, the Company relies on Footnote 74 of SEC Release 34-70073 and the fact that it acts as an "other broker-dealer" and does not otherwise hold funds or securities for or owe money or securities to customers.

## Note 10 - Retirement Plans

The Company provides 401(k) and profit sharing plans for substantially all employees. The 401(k) plan provides for discretionary matching contributions equal to 50% of a participant's deferral up to 3% of the participant's total compensation.

The Company's profit sharing plan provides for discretionary contributions ranging from 3% to 9% of an employee's compensation, as defined.

## Note 11 - Operating Leases

The Company has obligations as a lessee for office space with initial terms in excess of one year. The company classified these leases as operating leases. These leases generally contain renewal options for a period of five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

In February 2014, the Company entered into an agreement to lease space for one of its offices. The initial lease term was for five years and five months with the option for a five-year extension. The initial term of the lease began in July 2014 after various improvements to the existing space. The lease provides for monthly rent plus the Company's share of property, utilities, and maintenance costs. In April 2019, the Company renewed the lease agreement that was set to expire November 30, 2019. The lease term was extended by five years with the right to extend the lease by an additional five years. The new term of the lease began in December 2019.

In April 2019, the Company also entered into an agreement to expand their premises in the aforementioned office space. The initial term of the lease for the expansion space began in September 2019 after various improvements were made to the space. The lease provides for monthly rent plus the Company's share of property, utilities, and maintenance costs.

In March 2017, the Company entered into an agreement to lease space for another of its offices. The lease term is for seven years and seven months with the option for one five-year extension. The initial term of the lease began in August 2017 after various improvements were made to the existing space. The lease provides for monthly rent plus the Company's share of property taxes, utilities, and maintenance costs.

Additional Information:

| | |
|---|---|
| Weighted average remaining lease term | 3 years |
| Weighted average discount rate | 5.5% |

Approximate future minimum annual commitments under these operating leases are as follows:

| Years Ending December 31 | Amount |
|---|---|
| 2022 | $ 258,720 |
| 2023 | 267,071 |
| 2024 | 265,835 |
| 2025 | 27,542 |
| Thereafter | - |
| Total | $ 819,168 |